DD 11/22/13

SECUR 13026131 ION

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SEC Mail Processing Section
NOV 21 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments For You, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. Maple Street
(No. and Street)

Marysville	Ohio	43040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max C. Bingman, President 937-644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners, LLC
(Name – *if individual, state last, first, middle name*)

230 West Street, Suite 700,	Columbus,	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/3/13

OATH OR AFFIRMATION

I, Max C. Bingman, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments For You, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRADLEY L. CONLEY
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Union County
My Comm. Exp. 7/1/18

NOTARIAL SEAL STATE OF OHIO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBQ

SEC
Mail Processing
Section
NOV 2 1 2013
Washington DC
404

Financial Statements
with Supplemental Information

Investments For You, Inc.

September 30, 2013 and 2012

INVESTMENTS FOR YOU, INC.

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditor's Report

We have audited the accompanying financial statements of Investments For You, Inc., which comprise the balance sheets as of September 30, 2013 and 2012, and the related statements of operations, retained earnings and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
November 7, 2013

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS

As of September 30, 2013 and 2012

ASSETS

	2013	2012
Current Assets		
Cash	$ 25,409.31	$ 9,822.53
Commissions Receivable	93,821.35	84,156.04
Prepaid Regulatory Fees	729.25	873.75
Prepaid Expenses	-	2,499.00
Total Current Assets	$ 119,959.91	$ 97,351.32
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 119,959.91	$ 97,351.32

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Current Liabilities		
Accounts Payable	$ 5,022.84	$ -
Commissions Payable	100,745.09	83,158.76
Federal Income Taxes - Current	-	-
Total Current Liabilities	$ 105,767.93	$ 83,158.76
Stockholder's Equity		
Common Stock (Note 2)	$ 500.00	$ 500.00
Additional Paid In Capital	3,000.00	3,000.00
Retained Earnings	10,691.98	10,692.56
	14,191.98	14,192.56
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 119,959.91	$ 97,351.32

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF OPERATIONS
For the years ending September 30, 2013 and 2012

	2013	2012
REVENUE		
Commission income	$ 859,412.96	$ 691,798.66
Total Revenue	$ 859,412.96	$ 691,798.66
COST OF SALES		
Commissions	730,294.96	612,212.51
Sales Meeting Expenses	1,707.55	408.02
Total Cost of Sales	$ 732,002.51	$ 612,620.53
GROSS MARGIN	$ 127,410.45	$ 79,178.13
EXPENSES		
Postage	1,437.98	115.03
Broker/Dealer Licenses	5,248.47	5,280.50
Insurance	1,083.00	883.00
Group E & O Insurance	7,477.18	-
Disaster Recovery Computer Cost	8,308.40	4,530.00
Travel	4,143.93	4,888.04
Management Fees	50,787.95	41,365.54
Marketing & Website Development	20,386.41	13,940.92
Outside Services	16,874.84	-
Legal and Professional Fees	7,160.00	5,634.13
Supplies	4,364.02	2,419.16
State Franchise,Local, & CAT Tax	150.00	150.00
Total Expenses	$ 127,422.18	$ 79,206.32
LOSS FROM OPERATIONS	$ (11.73)	$ (28.19)
OTHER INCOME		
Interest Income	$ 11.15	$ 31.08
Dividend Income	-	-
Total Other Income	$ 11.15	$ 31.08
NET (LOSS) INCOME BEFORE FEDERAL INCOME TAX	$ (0.58)	$ 2.89
FEDERAL INCOME TAX - CURRENT	-	-
Total Income Tax	$ -	$ -
NET (LOSS) INCOME	$ (0.58)	$ 2.89
BASIC AND DILUTED EARNINGS PER SHARE	$ (0.01)	$ 0.06

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS

For the years ending September 30, 2013 and 2012

	September 30, 2013	September 30, 2012
Retained Earnings at Beginning of Period	$ 10,692.56	$ 10,689.67
Add: Net Income (Loss)	(0.58)	2.89
Retained Earnings at End of Period	$ 10,691.98	$ 10,692.56

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2013 and 2012

	September 30, 2013	September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (0.58)	$ 2.89
(Increase) Decrease in:		
Commissions Receivable	(9,665.31)	(26,314.77)
Prepaid Regulatory Fees	144.50	(622.00)
Prepaid Expenses	2,499.00	(2,499.00)
Increase (Decrease) in:		
Accounts Payable	5,022.84	-
Commissions Payable	17,586.33	12,955.48
Federal Income Tax - Current	-	(8.00)
NET INCREASE (DECREASE) IN CASH	$ 15,586.78	$ (16,485.40)
CASH AT THE BEGINNING OF THE PERIOD	9,822.53	26,307.93
CASH AT THE ENDING OF THE PERIOD	$ 25,409.31	$ 9,822.53

SUPPLEMENTAL DISCLOSURES
Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

	September 30, 2013	September 30, 2012
Income Taxes Paid	$ -	$ -

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2013 and 2012 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2013 and 2012 was $2,647 and $2,946, respectively.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the years ended September 30, 2013 and 2012 was $50,788 and $41,366, respectively. At September 30, 2013, the company owed $5,023 to the President's other business, which was accrued as part of commissions payable on the balance sheet.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

NOTE 3 - INCOME TAXES

The provision for Federal income taxes consists of the following:

	Year ending September 30 2013	2012
Current	$ 0	$ 8

Following is a reconciliation between book income and taxable income:

	Year ending September 30, 2013	2012
Net income (loss) before Federal income taxes (rounded)	$ -0-	$ 3
Dividends received deduction (70% Exclusion)	-0-	-0-
Net Operating Loss Carryforward	-0-	-0-
Taxable income (loss)	$ -0-	$ 3
Tax Liability (15%)	$ -0-	$ -0-

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2013 and 2012, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

NOTE 3 - INCOME TAXES (Continued)

Effective October 1, 2009, the Company adopted the Financial Accounting Standards Codification, *Accounting for Uncertainty in Income Tax Positions*. This standard requires the Company to annually evaluate tax positions as part of the preparation of its tax accrual. This process includes an analysis of whether tax positions the Company takes with regard to a particular item of income or deduction would meet the definition of an uncertain tax position. It is the Company's policy that any interest or penalties associated with income tax liabilities are classified as income tax expense. The Company's open audit periods are 2009-2012. No accrual has been recorded as management believes there are no uncertain tax positions at September 30, 2013 and 2012.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILATION OF NET CAPITAL

As of September 30, 2013 and 2012

	September 30, 2013	September 30, 2012
Total ownership equity qualified for net capital	$ 14,191.98	$ 14,192.56
Increase (Decrease)		
Non-allowable assets	(729.25)	(873.75)
Haircuts on securities	-	-
Auditied Net Capital	$ 13,462.73	$ 13,318.81
Unaudited Net Capital per Focus Report	13,462.73	13,318.81
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of September 30, 2013 and 2012

	September 30, 2013	September 30, 2012
Total Assets	$ 119,959.91	$ 97,351.32
Total Liabilities (exclusive of subordinated debt)	(105,767.93)	(83,158.76)
Net Worth	14,191.98	14,192.56
Increase (Decrease)		
Non-allowable assets	(729.25)	(873.75)
Haircuts on Securities	-	-
Audited Net Capital	$ 13,462.73	$ 13,318.81
Unaudited Net Capital Per Focus Report	13,462.73	13,318.81
Difference	$ -	$ -

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of Investments For You, Inc., as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company.

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
November 7, 2013

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com